

Mail Stop 4720

February 22, 2017

Stephen A. Lasota
Chief Financial Officer
Cowen Group, Inc.
599 Lexington Avenue
New York, NY 10022

> **Re: Cowen Group, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed October 31, 2016**
> **Form 8-K dated October 27, 2016**
> **Filed October 27, 2016**
> **File No. 000-34516**

Dear Mr. Lasota:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ H. Stephen Kim

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services